Exhibit 21.1

Subsidiaries of Intermedia Cloud Communications, Inc.

Name	Jurisdiction of Formation

Ivy Intermediate Holdings, Inc.	Delaware

Intermedia Holdings, Inc.	Delaware

Intermedia.net, Inc.	Delaware

Intermedia (UK) Holdings, Ltd.	England & Wales

Intermedia Limited Liability Company	Russia

Serverdata.net, Inc.	Delaware

Intermedia Voice Services, Inc.	Delaware

Intermedia.net Technologies Canada, Inc.	Canada

Intermedia Technologies Company Limited	England & Wales

SaaSID Limited	England & Wales

Intermedia.net Australia Pty. Ltd.	Australia

Telanetix, Inc.	Delaware

Intermedia Technologies Company Ltd, Netherlands Branch Office	Netherlands

AccessLine Holdings, Inc.	Delaware

Telenetix, Inc.	California

AccessLine Communications Corporation	Delaware